StateShares, Inc.
420 Lexington Avenue, Suite 2550
New York, New York 10170

October 13, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	StateShares, Inc. – CIK No. 0001385079 Request for Withdrawal of Registration Statement on Form N-1A File No. 811-22000

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement for StateShares, Inc. (the “Company”). The Company filed a Registration Statement on Form N-1A with the Securities and Exchange Commission on January 5, 2007, as amended on February 28, 2008.

The Company’s Registration Statement has not been declared effective. The Company has not issued any shares or held any assets and has decided not to commence operations as a registered investment company. The Company intends to file an application for deregistration on Form N-8F pursuant to section 8(f) of the Investment Company Act of 1940, as amended, for an order declaring that the Company has ceased to be an investment company.

Based on the foregoing, the Company submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Company’s Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

If you have any questions or should require further information or documentation, please do not hesitate to contact the undersigned at (212) 986-7900.

Very truly yours,

/s/ David W. Jaffin
David W. Jaffin
Secretary and Treasurer